Exhibit 99.1

ICON Reports Second Quarter 2018 Results

Highlights

  Excluding the impact of ASC 606, record net business wins in the quarter of $600 million; a book to bill of 1.27.
  Excluding the impact of ASC 606, closing backlog of $5.2 billion, an increase of 16% year on year.
  Quarter 2 reported revenue of $641.6 million. Excluding the impact of ASC 606, quarter 2 revenue was $473.9 million, representing a 10% increase year on year.
  Reported income from operations before non-recurring charges was $94.4 million, or 14.7% of revenue. Excluding the impact of ASC 606 income from operations before non-recurring charges was $96.0 million or 20.2% of revenue, a 12% increase year on year.
  Reported earnings per share before non-recurring charges of $1.51. Year to date earnings per share before non-recurring charges of $2.93, an increase of 13% on 2017. Excluding the impact of ASC 606, earnings per share before non-recurring items was $1.54, an 18% increase year on year.
  Revenue guidance increased from a range of $2,520 - $2,640 million to a range of $2,560 - $2,640 million. Earnings guidance increased from a range of $5.91 - $6.11 to a range of $5.98 - $6.12.

DUBLIN--(BUSINESS WIRE)--July 25, 2018--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the second quarter ended June 30, 2018.

CEO Dr. Steve Cutler commented, “During the quarter we delivered a new record $600 million of net business wins, representing a quarterly book to bill of 1.27. Market demand fundamentals continue to remain positive and supported by a strong trailing twelve month book to bill of 1.29, our backlog grew to $5.2 billion, an increase of 16% year over year. In quarter 2 revenues grew 10% over the same period in 2017 and along with continued efficient cost management and a quarterly effective tax rate of 10%, we delivered further value to our shareholders with earnings per share increasing by 18%. We are increasing our revenue guidance to a range of $2,560 - $2,640 million and our earnings guidance to a range of $5.98 - $6.12.”

Second Quarter 2018 Results

Excluding the impact of ASC 606, gross business wins in the second quarter were $720 million and cancellations were $120 million. This resulted in net business wins of $600 million, a book to bill of 1.27.

Reported revenue for quarter 2 was $641.6 million. Excluding the impact of ASC 606, quarter 2 revenue increased to $473.9 million from $431.0 million in the same quarter last year, an increase of 10.0%.

Reported income from operations in the quarter before non-recurring charges was $94.4 million or 14.7% of revenue. Excluding the impact of ASC 606, income from operations before non-recurring charges increased by 11.9% to $96.0 million, or 20.2% of revenue, compared to $85.8 million or 19.9% for the same quarter last year.

Reported net income for the quarter before non-recurring charges was $82.9 million or 12.9% of revenue. Excluding the impact of ASC 606, net income before non-recurring charges increased by 17.7% to $84.3 million, compared with $71.6 million in the same quarter last year.

Reported earnings per share on a diluted basis before non-recurring charges was $1.51. Excluding the impact of ASC 606, diluted earnings per share before non-recurring charges increased by 17.6% to $1.54, compared to $1.31 per share for the same quarter last year.

Year to date 2018 Results

Excluding the impact of ASC 606, gross business wins year to date were $1,423 million and cancellations were $233 million. This resulted in net business wins of $1,190 million, a book to bill of 1.27.

Year to date reported revenue was $1,261.7 million. Excluding the impact of ASC 606, year to date revenue increased to $936.5 million from $863.0 million in the same quarter last year, an increase of 8.5%.

Reported income from operations year to date, before non-recurring charges was $186.1 million or 14.7% of revenue. Excluding the impact of ASC 606, income from operations before non-recurring charges increased by 10.1% to $188.7 million, or 20.2% of revenue, compared to $171.4 million or 19.9% for the same quarter last year.

Reported net income year to date, before non-recurring charges was $161.0 million or 12.8% of revenue. Excluding the impact of ASC 606, net income before non-recurring charges increased by 14.2% to $163.3 million, compared with $143.0 million in the same quarter last year.

Reported earnings per share on a diluted basis before non-recurring charges was $2.93. Excluding the impact of ASC 606, diluted earnings per share before non-recurring charges increased by 14.6% to $2.98, compared to $2.60 per share for the same quarter last year.

We continued our share repurchase program in the quarter, buying $16.0 million worth of stock at an average price of $134.22 per share.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 49 days at June 30, 2018, compared with 51 days at the end of March 2018 and 53 days at the end of June 2017.

Cash generated from operating activities for the quarter was $39.2 million. Capital expenditure for the quarter was $8.9 million. As a result, at June 30, 2018, the company had net cash of $23.9 million, compared to net cash of $4.6 million at March 31, 2018 and net debt of $33.8 million at the end of June 2017.

During the quarter the company recorded a charge of $12.5 million in relation to restructuring costs. US GAAP income from operations after these items amounted to $81.9 million or 12.8% of revenue. US GAAP net income for the quarter was $71.9 million or $1.31 per diluted share.

The new revenue recognition standard (ASU No. 2014-09) ‘Revenue from Contracts with Customers’ was effective for ICON plc from January 1, 2018. ICON has elected to adopt the new standard under the cumulative effect transition method. Under this transition method, the new standard is applied from January 1, 2018 without restatement of comparative period amounts. The cumulative effect of initially applying the new standard is reflected as an adjustment to opening equity at the date of application. Results for the three and six months ended June 2017 are therefore presented under the previous revenue recognition accounting principles.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its second quarter conference call tomorrow, July 26, 2018 at 09:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 93 locations in 37 countries and has approximately 13,650 employees. Further information is available at www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance and Investor Relations +1 215 616 3000

All at ICON.

ICON plc
Condensed Consolidated Statements of Operations
(Before restructuring and other items)
Three and Six Months ended June 30, 2018 and June 30, 2017
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017
Revenue:
Revenue	641,610	591,781	1,261,735	1,169,847
Reimbursable expenses		(160,758)		(306,870)

		431,023		862,977

Costs and expenses:
Direct costs
- Reimbursable expenses	(169,313)	-	(328,066)	-
- Other direct costs	(279,913)	(250,044)	(551,752)	(500,503)
Selling, general and administrative expense	(80,936)	(80,833)	(161,851)	(162,222)
Depreciation and amortization	(17,046)	(14,395)	(33,944)	(28,843)

Total costs and expenses	(547,208)	(345,272)	(1,075,613)	(691,568)

Income from operations	94,402	85,751	186,122	171,409

Net interest expense	(2,285)	(2,600)	(5,257)	(5,224)

Income before provision for income taxes	92,117	83,151	180,865	166,185

Provision for income taxes	(9,212)	(11,550)	(19,862)	(23,175)

Net income	82,905	71,601	161,003	143,010

Net income per Ordinary Share:

Basic	$1.53	$1.33	$2.98	$2.64

Diluted	$1.51	$1.31	$2.93	$2.60

Weighted average number of Ordinary Shares outstanding:

Basic	54,109,702	53,846,544	54,017,631	54,109,800

Diluted	54,852,453	54,530,805	54,875,451	54,923,019

ICON plc
Condensed Consolidated Statements of Operations
(US GAAP)
Three and Six Months ended June 30, 2018 and June 30, 2017
(Dollars, in thousands, except share and per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017
Revenue:
Revenue	641,610	591,781	1,261,735	1,169,847
Reimbursable expenses		(160,758)		(306,870)

		431,023		862,977

Costs and expenses:
Direct costs
- Reimbursable expenses	(169,313)	-	(328,066)	-
- Other direct costs	(279,913)	(250,044)	(551,752)	(500,503)
Selling, general and administrative expense	(80,936)	(80,833)	(161,851)	(162,222)
Depreciation and amortization	(17,046)	(14,395)	(33,944)	(28,843)
Restructuring costs	(12,490)	(7,753)	(12,490)	(7,753)

Total costs and expenses	(559,698)	(353,025)	(1,088,103)	(699,321)

Income from operations	81,912	77,998	173,632	163,656

Net interest expense	(2,285)	(2,600)	(5,257)	(5,224)

Income before provision for income taxes	79,627	75,398	168,375	158,432

Provision for income taxes	(7,759)	(10,581)	(18,409)	(22,206)

Net income	71,868	64,817	149,966	136,226

Net income per Ordinary Share:

Basic	$1.33	$1.20	$2.78	$2.52

Diluted	$1.31	$1.19	$2.73	$2.48

Weighted average number of Ordinary Shares outstanding:

Basic	54,109,702	53,846,544	54,017,631	54,109,800

Diluted	54,852,453	54,530,805	54,875,451	54,923,019

ICON plc
Impact of the adoption of ASC 606 on revenue
Three and Six Months ended June 30, 2018 and June 30, 2017
(Dollars, in thousands)
(Unaudited)

	Three Months Ended June 30, 2018			Three Months, Ended June 30, 2017
	As Reported	ASC 606 Adjustments	Balances without adoption of ASC 606	As Reported
Revenue:
Revenue	641,610	1,614	643,224	591,781
Reimbursable expenses		(169,313)	(169,313)	(160,758)
	641,610	(167,699)	473,911	431,023

	Six Months Ended June 30, 2018			Six Months, Ended June 30, 2017
	As Reported	ASC 606 Adjustments	Balances without adoption of ASC 606	As Reported
Revenue:
Revenue	1,261,735	2,845	1,264,580	1,169,847
Reimbursable expenses		(328,066)	(328,066)	(306,870)
	1,261,735	(325,221)	936,514	862,977

ICON plc
Summary Balance Sheet Data
June 30, 2018 and March 31, 2018
(Dollars, in thousands)

	June 30,	March 31,
	2018	2018
	(Unaudited)	(Unaudited)

Cash and short-term investments	372,996	353,542
Debt	(349,074)	(348,980)
Net cash/(debt)	23,922	4,562

Net Accounts Receivable	352,332	354,275

Working Capital	600,398	535,340

Total Assets	2,215,512	2,219,445

Shareholder's Equity	1,238,748	1,204,995

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
+1-888-381-7923 or
or
Brendan Brennan
Chief Financial Officer
+353-1-291-2000
or
Jonathan Curtain
Vice President Corporate Finance & Investor Relations
+1-215-616-3000
http://www.iconplc.com